August 14, 2006

August 14, 2006
Cecelia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-5546
Dear Ms. Blye:
On behalf of Canadian Imperial Bank of Commerce (“CIBC”), a foreign banking organization and financial holding company organized in Canada, I am writing to respond to your letter of June 30, 2006 addressed to Gerald T. McCaughey, President and CEO of CIBC. In your letter, you requested the information set forth below.
1.	We note from public media sources and third-party websites that you may have operations in, or accounts associated with, Cuba and Iran, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. We note that the Form 40-F does not contain any information relating to operations in, or ties to, Cuba or Iran. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba and Iran, including through subsidiaries, affiliates and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba and Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address

August 14, 2006

the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba and Iran. Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba and Iran, and any internal risk assessment undertaken in connection with business in those countries.
CIBC complies with applicable U.S. and Canadian law regarding the imposition of economic sanctions on particular countries and entities including the Canadian Foreign Extraterritorial Measures Act, the Canadian Anti-Boycott Policy and applicable parts of the regulations promulgated by the U.S. Office of Foreign Assets Control, the U.S. Bureau of Industry and Security and Foreign Affairs and International Trade Canada.
CIBC has a robust program of compliance with applicable sanctions laws and regulations both in the U.S. and globally. In addition to its sanctions policy, CIBC maintains a strong anti-money laundering and terrorist financing compliance program.
CIBC’s dealings with Cuban and Iranian entities or transactions involving these countries are not material to CIBC’s business generally, either individually or in the aggregate. CIBC has no physical presence or employees located in Cuba or Iran. CIBC does not have any branches or other offices, subsidiaries or affiliates located in or organized in either Cuba or Iran and does not currently have any plans to establish a branch, office, subsidiary or affiliate in Cuba or Iran. CIBC furthermore does not believe to the best of our knowledge that the limited contacts that CIBC has with these countries constitute a material investment risk to our security holders.
Under CIBC’s sanctions policy, CIBC’s U.S. offices and affiliates do not generally participate in transactions involving Iranian or Cuban entities or persons, nor generally do any CIBC employees who are U.S. citizens or residents participate in transactions in CIBC’s non-U.S. offices if the transactions involve Iranian or Cuban entities or persons (with the exception of U.S. legal staff who advise only as to legality.) CIBC’s U.S. offices could, in principle, participate in a transaction involving Iran or Cuba if and only if such transaction were legal under U.S. law such as an OFAC-licensed transaction and complied with CIBC’s internal reputational and legal risk policy and AML policies However, as a practical matter, CIBC’s U.S. offices and affiliates do not do such business.
Through its non-U.S. offices and affiliates, CIBC does very limited business involving Iran and Cuba. CIBC’s principal business exposure to these countries is with respect to trade finance of its non-U.S., non-Iranian, and non-Cuban customers who do business with entities located in those countries, and with respect to CIBC’s non-U.S. correspondent banking business unit which maintains accounts for Cuban or Iranian financial institutions and certain credit limits for Iranian financial institutions.
Quantitative Analysis
From a quantitative standpoint, CIBC’s dealings with Cuba and Iran are not material to its overall business. [

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                                                                                ] CIBC may engage from time to time in de minimis levels of general banking business in transactions involving these countries. CIBC does not have any current intent to expand or contract its contacts with Iran or Cuba in any material way. However, CIBC continually evaluates the legal and reputational risk associated with doing business directly and indirectly with entities located in Iran and Cuba.
These small numbers demonstrate that, from a quantitative standpoint, CIBC’s dealings with Iran and Cuba are not material.
Qualitative Analysis
In addition from a qualitative perspective, CIBC’s contacts with Iran and Cuba are not material.
As noted above, CIBC has no physical presence or employees located in Cuba or Iran. CIBC does not have any branches or other offices, subsidiaries or affiliates located in or organized in either Cuba or Iran. Under CIBC’s sanctions policy, CIBC’s U.S. offices and affiliates do not generally participate in transactions involving Iranian or Cuban entities or persons, nor generally do any CIBC employees who are U.S. citizens or residents participate in transactions in CIBC’s non-U.S. offices if the transactions involve Iranian or Cuban entities or persons (with the exception of U.S. legal staff who advise only as to legality). Through its non-U.S. offices and affiliates, CIBC does very limited business involving Iran and Cuba.
Under CIBC’s sanctions policy, all transactions involving any connection to Iran or Cuba are reviewed for compliance with applicable U.S. and Canadian sanctions law as part of CIBC’s reputational and legal risk policy and procedures. For example, CIBC verifies through OFAC’s licensing hotline the existence and legitimacy of purported OFAC licenses presented to CIBC. In addition, participants in such transactions are subject to CIBC’s robust anti-money laundering and

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terrorist financing compliance program and know-your-customer procedures. CIBC reviews and monitors such transactions not only for sanctions compliance but also for terrorist financing. [

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With respect to qualitative factors that a reasonable investor would deem important in making an investment decision, we note that CIBC is a company organized in and with its principal offices in Canada. CIBC is a foreign private issuer and the majority of its holders of record are not residents of the U.S. Furthermore, the vast majority of trading in CIBC’s common shares takes place on the Toronto Stock Exchange.
CIBC believes that its investors would generally expect CIBC as a non-U.S. global financial institution to do business globally including small amounts of business that may involve countries against whom sanctions are maintained by the U.S. like other foreign banks do. CIBC further believes that investors expect it to comply with applicable sanctions laws such as the regulations of OFAC and the BIS to the extent applicable but also Canadian law including such laws as the Foreign Extraterritorial Measures Act, which governs the application of certain U.S. sanctions laws in Canada.
We believe that the Canadian Foreign Extraterritorial Measures Act (the “Act”) and the Canadian Anti-Boycott Policy evidences public sentiment in Canada (where most of CIBC’s investors are located) that the extraterritorial scope of U.S. sanctions law as applied to non-U.S. companies should be limited. The Act permits the Attorney General of Canada to limit Canadian company participation in non-Canadian sanctions. The Anti-Boycott Policy permits the Canadian government to take action against a Canadian firm that agrees to comply with international boycotts or sanctions imposed by other countries that are not consistent with Canadian boycotts or sanctions where they may affect business or trade by Canadian firms or individuals.
As you note in your letter, a small number of state legislatures have passed legislation regarding investment by their state retirement funds in companies with ties to sanctioned countries. In contrast, the Center for Security Policy reviewed the investments of 100 large public pension funds from 2003-2004 and noted that nearly all the funds that responded maintained investments in companies that do business with Iran and other sanctioned countries.
Many of the laws cited as evidence of investor sentiment would not prohibit investment in CIBC. [

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Although the Commission has noted some interest by a limited number of state legislatures in companies doing business in Cuba and Iran, CIBC believes that on balance that its investors would not believe that CIBC’s dealings with Cuba and Iran were material for the reasons discussed above. To summarize, the majority of CIBC’s investors are non-U.S. residents who would expect non-U.S. global financial institutions to have some level of dealings with Cuba and Iran; CIBC has no offices in and very limited dealings with Cuba and Iran; CIBC maintains a robust sanctions and AML compliance program; many institutional investors such as public pension funds continue to invest in companies that have dealings with Cuba or Iran; and there is Canadian legislation that counter-balances the sentiment in the legislation cited in your letter.
For the foregoing reasons, CIBC does not believe from either a qualitative or quantitative perspective that its operations in, or ties to, Cuba or Iran, are material. However, CIBC continually evaluates the legal and reputational risk associated with doing business directly and indirectly with entities located in Iran and Cuba and the materiality of that business. Should this business ever become material, CIBC would provide additional disclosure regarding such business.
CIBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that CIBC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

K. Thomas Ko
Executive Director & Senior Counsel